Mail Stop 3561

April 6, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Anello C. Garefino
Chief Financial Officer
3061 Industry Drive
Lancaster, Pennsylvania17603

  Re: **Herley Industries, Inc.**
    Form 10-K for the year ended August 2, 2009
    Filed October 19, 2009
    File No. 000-05411

Dear Mr. Garefino:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Linda Cvrkel
      Branch Chief

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